Exhibit 12

Cytec Industries Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Earnings from continuing operations before income taxes, equity in earnings of associated companies, minority interest and cumulative effect of accounting change	$(36.2)	$82.1	$(35.3)	$153.4
Add:
Distributed income of associated companies	1.0	2.4	1.0	2.4
Amortization of capitalized interest	0.5	0.5	0.9	1.1
Fixed charges	9.9	11.7	19.9	24.3
Less:
Capitalized interest	(1.8)	(0.6)	(3.2)	(1.1)
Minority interest	(0.4)	(0.3)	(0.6)	(0.8)

Earnings as adjusted	$(27.0)	$95.8	$(17.3)	$179.3

Fixed charges:
Interest on indebtedness including amortized premiums, discount and deferred financing costs	$8.6	$10.2	$17.3	$21.3
Portion of rents representative of the interest factor	1.3	1.5	2.6	3.0

Fixed charges	$9.9	$11.7	$19.9	$24.3

Ratio of earnings to fixed charges (1)	N/A	8.2	N/A	7.4

(1)	In order to achieve a one-to-one ratio of earnings to fixed charges for the three months and six months ended June 30, 2009, earnings would need to increase by $36.9M and $37.2M, respectively.